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                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                    FORM 12b-25

                            NOTIFICATION OF LATE FILING


                                  SEC FILE NUMBER
                                      0-24286




                                    CUSIP NUMBER
                                    26951K 10 9




[X] Form 10-K and  [ ] Form 20-F  [ ] Form 11-K  [ ]  Form 10-Q  [ ] Form N-SAR
    Form 10-KSB                                       and Form
                                                      10-QSB

For Period Ended:  December 31, 1997

     [  ]      Transition Report on Form 10-K
     [  ]      Transition Report on Form 20-F
     [  ]      Transition Report on Form 11-K
     [  ]      Transition Report on Form 10-Q
     [  ]      Transition Report on Form N-SAR

     For the Transition Period Ended:_______________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ITEMS 6, 7, 8, 9, 14(a)(1), 14(a)(2) AND 14(d)

PART I - REGISTRANT INFORMATION

     Full Name of Registrant

       EAGLE FINANCE CORP.

     Address of Principal Executive Office

       1425 TRI-STATE PARKWAY, SUITE 140, GURNEE, ILLINOIS  60031

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PART II - RULES 12b-15(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; [X] and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. [X]

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The registrant was unable to file a complete Annual Report on Form 10-K for its fiscal year ended December 31, 1997 because the audit of the registrant's financial statements by KPMG Peat Marwick LLP ("KPMG"), the Company's auditors, has not been completed prior to the due date for the Form 10-K as discussed in Exhibit B attached hereto.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
            ROBERT J. BRAASCH                     (847) 855-7133
               (Name)                        (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   [X] Yes     [  ] No

                                      2

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See Exhibit B attached to this Form 12b-25 for an explanation of such change in results of operations.

                                        EAGLE FINANCE CORP.
                         (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:    March 31, 1998           By:  ROBERT J. BRAASCH
                                        -------------------------------
                                 Name:  Robert J. Braasch
                                 Title: President and Chief Financial Officer

                                 3

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                                   EXHIBIT INDEX

EXHIBIT   DESCRIPTION                                               PAGE

A         Statement of KPMG Peat Marwick LLP                          5
B         Effect on Results of Operations                             6



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                        [LETTERHEAD OF KPMG PEAT MARWICK LLP]





                   EXHIBIT A TO FORM 12b-25 OF EAGLE FINANCE CORP.




April 1, 1998




Eagle Finance Corp.
Gurnee, IL

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Eagle Finance Corp. on April 1, 1998, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1998. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1997, to be included in Form 10-K.

Very truly yours,



KPMG Peat Marwick LLP
Chicago, Illinois

                                           5
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                  EXHIBIT B TO FORM 12b-25 OF EAGLE FINANCE CORP.

     As of the date of this filing, the Company has not been able to provide all of the information required by KPMG Peat Marwick LLP in connection with the Company's 1997 year-end audit including information relating to certain sales of assets that occurred during 1997.


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